UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 6, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated December 4, 2013 announcing a change in the organization (Technology Group).

Istanbul, December 4, 2013

Announcement Regarding The Change in Organization (Technology Group)

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

In order to establish a group strategy on technology and to provide our services through an integrated infrastructure, “Technology Group” function has been formed, under which Information and Communication Technology (ICT), Network Operations and newly-formed Products and Services functions have been positioned.  This decision has been taken as an extension to further focus on innovation and operational excellence.

Within this context and effective from today:

•	İlker Kuruöz has been appointed Chief Technology Group Officer. He currently holds the Chief ICT Officer role;

•	Gediz Sezgin has been appointed Chief ICT Officer;

•	Semih İncedayı has been appointed Chief Products and Services Officer;

•	Bülent Elönü will continue to serve as Chief Network Operations Officer.

Gediz Sezgin, who joined Turkcell in 1995, has held the Application Operations Director’s position since 2009. Mr Sezgin graduated from the İstanbul Technical University Electronics and Communication Engineering department and holds a Master’s degree from the Institute of Science Engineering at the same university.

Semih İncedayı, who joined Turkcell as the Research & Development Director in 2006, has been the General Manager of Turkcell Technology (Group Company) since 2007. Mr İncedayı graduated from the Middle East Technical University Computer Engineering department.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 6, 2013	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 6, 2013	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Director